August 20, 2019

David Thompson
Chief Executive Officer
CIM Commercial Trust Corp
17950 Preston Road
Suite 600
Dallas, TX 75252

       Re: CIM Commercial Trust Corp
           Form S-3
           Filed August 13, 2019
           File No. 333-233255

Dear Mr. Thompson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Patrick S. Brown, Esq.